Linktone Reports Unaudited Third Quarter 2007 Results

SHANGHAI, China, November 28, 2007 — Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment services to consumers and a provider of advertising services through new and traditional media channels in China, today announced its unaudited financial results for the third quarter ended September 30, 2007.

Results for the Third Quarter

•	The Company recorded revenues of $13.3 million, compared with $11.7 million in the second quarter of 2007 and $19.6 million in the third quarter of 2006.

•	GAAP net loss of $2.8 million, compared with net loss of $3.2 million in the second quarter of 2007 and net income of $1.0 million in the third quarter of 2006.

•	GAAP net loss per fully diluted American Depositary Share (ADS) of $0.12, compared with net loss per fully diluted ADS of $0.13 for the second quarter of 2007 and net income of $0.04 for the third quarter of 2006.

•	Non-GAAP net loss of $2.5 million, compared with non-GAAP net loss of $2.9 million in the second quarter of 2007 and net income of $1.4 million in the third quarter of 2006.

•	Non-GAAP net loss per fully diluted ADS of $0.10, compared with non-GAAP net loss of $0.12 in the second quarter of 2007 and net income of $0.05 in the third quarter of 2006.

•	The Company recorded advertising service revenues of $1.9 million, compared with $1.6 million in the second quarter of 2007. There was no comparable revenue for the third quarter of 2006.

Chief Executive Officer Michael Li said, “Although we continue to face regulatory challenges and a near-term weakening market environment for wireless value-added services, we do expect the market to begin to gradually stabilize next year. Meanwhile, Linktone is realizing certain benefits of the investments we have made in our cross media strategy. We remain committed to seeking the best possible opportunities and outcomes for the benefit of our shareholders, including the pursuit of potential strategic investments and synergistic collaborations.”

Third Quarter Revenue Mix

Linktone’s third quarter revenue mix includes data-related services (SMS, MMS, WAP, and Java), audio-related services (IVR and CBRT), advertising service and others (casual game and enterprise services).

Data-related services revenue was $4.7 million, representing 35% of total revenues, compared with $5.7 million or 49% for the second quarter of 2007. Data-related service breakdowns are as follows:

•	Short Messaging Services (SMS) revenue represented 26% of total gross revenues, compared with 37% for the second quarter of 2007. SMS revenue was $3.5 million for the third quarter of 2007, compared with $4.3 million for the second quarter of 2007. The sequential decrease was primarily attributable to a decrease in promotion and marketing initiatives following the termination of certain initiatives which did not generate satisfactory returns.

•	Multimedia Messaging Services (MMS) revenue represented 5% of total gross revenues, compared with 6% for the second quarter of 2007. MMS revenue was $0.7 million for the third quarter of 2007, which remained unchanged from $0.7 million for the second quarter of 2007.

•	Wireless Application Protocol (WAP) revenue represented 1% of total gross revenues, compared with 3% for the second quarter of 2007. WAP revenue was $0.1 million for the third quarter of 2007, compared with $0.3 million for the second quarter of 2007. The sequential decrease was mainly due to the continuing effects of China Mobile policies introduced in May 2007, including sending fee reminders to users each time they download a WAP product.

•	Java gaming (Java) revenue represented 3% of total gross revenues, compared with 3% for the second quarter of 2007. Java revenue was $0.4 million for the third quarter of 2007, which remained unchanged from $0.4 million for the second quarter of 2007.

Audio-related services accounted for 44%, or $5.9 million of total revenues, compared with 36% or $4.2 million for the second quarter of 2007. Breakdowns are as follows:

•	Interactive Voice Response services (IVR) revenue increased to 35% of total gross revenues, compared with 26% for the second quarter of 2007. IVR revenue was $4.7 million for the third quarter of 2007, compared with $3.0 million for the second quarter of 2007. The sequential increase was due to Linktone’s ongoing efforts to attract new users via development of effective marketing and promotion channels including joint cooperation projects with third parties.

•	Color Ring-Back Tones (CRBT) revenue decreased to 9% of total gross revenues, compared with 10% for the second quarter of 2007. CRBT revenue was $1.2 million for the third quarter of 2007, which remained unchanged from $1.2 million for the second quarter of 2007.

Advertising service revenue accounted for 14% or $1.9 million of total revenues in the third quarter of 2007, compared with 14%, or $1.6 million for the second quarter of 2007. The sequential increase was primarily the result of more advertising contract wins resulting from Linktone’s cooperative agreements with CYL which commenced in January 2007. According to CVSC Sofres Media Research (“CSM”), Qinghai Satellite Television (“QTV”) had approximately 205 million viewers in 24 municipalities and 40 advertisers as of October 30, 2007.

Television advertising revenue increased sequentially from $0.5 million to $1.0 million while product promotion sponsorship revenue decreased sequentially from $1.1 million to $0.9 million. Linktone’s clients from TV direct sales, consumer goods, food and beverage, automobile, electronic goods and other industries account for 42%, 41%, 5%, 7%, 4%, and 1% of total advertising revenue, respectively, in the third quarter of 2007. Linktone is currently developing advertising service relationships closely with household names in the food and beverage industry such as Coca Cola, McDonalds, Pepsi and Hui Yuan Juice.

Margins, Expenses and Balance Sheet

Linktone’s key operating benchmarks and balance sheet items for the third quarter of 2007 include the following:

•	Gross margin was 40% of net revenues, or gross revenues minus business tax, compared with 39% for the second quarter of 2007 and 61% for the third quarter of 2006.

•	Operating loss was 22% of net revenues, compared with operating loss of 32% for the second quarter of 2007 and operating income of 4% in the third quarter of 2006. The sequential decrease in operating loss was primarily attributable to an improvement in the gross profit margin from Linktone’s advertising business and cost controls.

•	Operating expenses totaled $7.9 million, compared with $8.0 million in the second quarter of 2007 and $10.8 million for the third quarter of 2006.

•	Selling and marketing expenses were $3.2 million, compared with $3.9 million for the second quarter of 2007 and $6.0 million for the third quarter of 2006. The sequential decrease was due to a decision by management to focus marketing expenditures more precisely on those activities which generated the highest returns, which increased the Company’s returns on its marketing despite a decrease in such expense.

•	Product development expenses were $1.4 million, compared with $1.5 million for the second quarter of 2007 and $1.8 million for the third quarter of 2006.

•	Other general and administrative expenses were $3.3 million, compared with $2.6 million for the second quarter of 2007 and $3 million for the third quarter of 2006. The sequential increase was primarily due to higher professional fees.

•	Cash and cash equivalents, as well as short-term investments available for sale, totaled $47.0 million, compared with $47.4 million for the second quarter of 2007. Net cash used in operations totaled $0.7 million. The slight decrease in cash and cash equivalents, as well as short-term investments, was primarily due to a payment for our exclusive advertising agency right and management fee with respect to QTV for 2007.

•	Days sales outstanding (DSOs), the average length of time required for the Company to receive payment for services delivered, were 91 days at the end of the third quarter of 2007, compared with 112 days at the end of the second quarter of 2007.

Fourth Quarter 2007 Outlook

For the fourth quarter ending December 31, 2007, Linktone expects gross revenue to grow sequentially to approximately $13.5 to $14.5 million.

Use of Non-GAAP Financial Measures

The reconciliation of GAAP measures with non-GAAP measures for net income and net income per fully-diluted ADS included in this press release is set forth after the attached financial statements. Linktone believes that the supplemental presentation of adjusted net income and net income per fully diluted ADS calculations, excluding the effect of non-cash stock-based compensation expense, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of non-cash items. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results located after the financial statements.

Today’s Conference Call

As announced earlier, Linktone management plans to host a conference call to discuss its third quarter 2007 financial results at 9:30 a.m. Eastern Time on November 28, 2007 (6:30 p.m. Pacific Time on November 28, 2007 and 10:30 p.m. Beijing/Hong Kong Time on November 28, 2007). The dial-in number for the call is 800-240-2430 for U.S. callers and 303-262-2140 for international callers. Chief Executive Officer Michael Li and Chief Financial Officer Colin Sung will be on the call to discuss the quarterly results and highlights and to answer questions from participants. A replay of the call will be available through December 11, 2007. To access the replay, U.S. callers should dial 800-405-2236 and enter passcode 11103658#; international callers should dial 303-590-3000 and enter the same passcode.

Additionally, a live webcast of this call will be available on the Linktone web site at http://english.linktone.com/aboutus/index.html. An archived replay of the call will be available for 90 days.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: changes in the policies of the PRC Ministry of Information Industry and/or the mobile operators in China or in the manner in which the operators interpret and enforce such policies; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to enter into attractive strategic investments, collaborations or partnerships or realize meaningful returns from any such arrangements including its cooperation with eChinaCash Inc., Shanghai Dong Fang Long New Media Co. Ltd., Qinghai Satellite Television, or the Chinese Youth League Internet, Film and Television Center; future growth in the advertising market in China and Linktone’s ability to successfully generate advertising revenue in future periods; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583 Email: edward.liu@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@tpg-ir.com

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
¡¡	December 31,	September 30,
	2006	2007
¡¡	(audited)	(unaudited)

Assets	¡¡	¡¡

Current assets:	¡¡	¡¡

Cash and cash equivalents	51,445,086	43,735,462

Restricted cash	0	311,762

Short-term investments	1,012,230	3,320,824

Accounts receivable, net	12,371,700	9,944,763

Tax refund receivable	784,506	1,077,627

Deposits and other receivables	3,813,562	4,424,747

Deferred tax assets	1,020,608	1,319,689

Total current assets	70,447,692	64,134,874

¡¡	¡¡	¡¡

Long-term investment	0	3,000,000

Property and equipment, net	2,852,735	2,453,321

Intangible assets	2,162,993	1,135,031

Goodwill	16,518,898	16,584,212

Deferred tax assets	691,321	534,512

Other long-term assets	5,475,631	4,458,398

¡¡	¡¡	¡¡

Total assets	98,149,270	92,300,348

¡¡	¡¡	¡¡

Liabilities and shareholders’ equity	¡¡	¡¡

Current liabilities:	¡¡	¡¡

Tax payable	3,011,537	2,898,975

Accrued liabilities and other payables	5,109,264	6,321,806

Deferred income	247,823	303,510

Deferred tax liabilities	576,600	297,349

Total current liabilities	8,945,224	9,821,640

¡¡	¡¡	¡¡

Long-term liabilities	¡¡	¡¡

Other long term liabilities	55,203	15,458

¡¡	¡¡	¡¡

Total liabilities	9,000,427	9,837,098

¡¡	¡¡	¡¡

Shareholders’ equity	¡¡	¡¡

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 260,870,940 and 241,823,641 shares issued and outstanding as of December 31,2006 and September 30,2007)	26,087	24,182

Additional paid-in capital	77,041,914	72,393,046

Treasury stock	(11,362,575)	(968,126)

Statutory reserves	2,344,525	2,344,525

Accumulated other comprehensive income:	¡¡	¡¡

Unrealized gain on investment in marketable securities	33,177	147,930

Cumulative translation adjustments	2,172,265	3,665,679

Retained earnings	18,893,450	4,856,014

Total shareholders’ equity	89,148,843	82,463,250

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Total liabilities and shareholders’ equity	98,149,270	92,300,348

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)
¡¡
¡¡	Three months ended			Nine months ended
¡¡	September 30,	June 30,	September 30,	September 30,	September 30,
	2006	2007	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	19,641,841	11,666,945	13,281,093	65,867,145	39,141,053

- WVAS and others	19,641,841	10,083,825	11,345,121	65,867,145	35,018,532

- Advertising	—	1,583,120	1,935,972	—	4,122,521

Sales tax	(789,984)	(483,820)	(582,363)	(2,825,527)	(1,630,321)

- WVAS and others	(789,984)	(375,330)	(421,637)	(2,825,527)	(1,298,835)

- Advertising	—	(108,490)	(160,726)	—	(331,486)

Net revenues	18,851,857	11,183,125	12,698,730	63,041,618	37,510,732

- WVAS and others	18,851,857	9,708,495	10,923,484	63,041,618	33,719,697

- Advertising	—	1,474,630	1,775,246	—	3,791,035

Cost of services	(7,262,223)	(6,830,018)	(7,569,436)	(23,927,655)	(21,981,542)

- WVAS and others	(7,262,223)	(3,431,080)	(4,257,479)	(23,927,655)	(13,360,579)

- Advertising	—	(3,398,938)	(3,311,957)	—	(8,620,963)

Gross profit/(loss)	11,589,634	4,353,107	5,129,294	39,113,963	15,529,190

- WVAS and others	11,589,634	6,277,415	6,666,005	39,113,963	20,359,118

- Advertising	—	(1,924,308)	(1,536,711)	—	(4,829,928)

Operating expenses:	¡¡	¡¡	¡¡	¡¡	¡¡

Product development	(1,784,676)	(1,496,688)	(1,408,733)	(5,848,568)	(4,413,238)

Selling and marketing	(5,952,193)	(3,898,656)	(3,197,992)	(18,021,248)	(12,720,503)

— WVAS and others	(5,952,193)	(3,188,264)	(2,476,933)	(18,021,248)	(10,757,793)

— Advertising	—	(710,392)	(721,059)	—	(1,962,710)

Other general and administrative	(3,033,535)	(2,575,546)	(3,314,468)	(9,498,580)	(8,835,731)

Total operating expenses	(10,770,404)	(7,970,890)	(7,921,193)	(33,368,396)	(25,969,472)

Income/(loss) from operations	819,230	(3,617,783)	(2,791,899)	5,745,567	(10,440,282)

Interest income	320,780	297,848	456,544	1,309,889	994,222

Other income	88,670	204,675	(18,434)	710,561	280,541

Income/(loss) before tax	1,228,680	(3,115,260)	(2,353,789)	7,766,017	(9,165,519)

Income tax benefit/(expense)	(283,623)	(78,904)	(440,678)	(1,322,466)	(201,616)

Minority interest	17,505	—	—	(54,595)	—

Net income/(loss)	962,562	(3,194,164)	(2,794,467)	6,388,956	(9,367,135)

Other comprehensive income:	557,766	768,515	467,888	854,612	1,608,167

Comprehensive income/(loss)	1,520,328	(2,425,649)	(2,326,579)	7,243,568	(7,758,968)

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Earnings/(loss) per ordinary share:	¡¡	¡¡	¡¡	¡¡	¡¡
	—	—	—	—	—
Basic	0.00	(0.01)	(0.01)	0.02	(0.04)

Diluted	0.00	(0.01)	(0.01)	0.02	(0.04)

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—		—	—	—	—
Earnings/(loss) per ordinary ADS:	¡¡	¡¡	¡¡	¡¡	¡¡
		—	—	—	—
Basic	0.04	(0.13)	(0.12)	0.25	(0.39)

Diluted	0.04	(0.13)	(0.12)	0.24	(0.39)

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—	—	—	—	—	—
Weighted average ordinary shares:	¡¡	¡¡	¡¡	¡¡	¡¡
	—	—	—	—	—
Basic	255,841,065	239,221,415	239,358,669	258,748,345	239,265,861

Diluted	257,861,062	239,221,415	239,358,669	265,466,754	239,265,861

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—	—	—	—	—	—
Weighted average ADSs:	¡¡	¡¡	¡¡	¡¡	¡¡
	—	—	—	—	—
Basic	25,584,107	23,922,142	23,935,867	25,874,835	23,926,586

Diluted	25,786,106	23,922,142	23,935,867	26,546,675	23,926,586

¡¡
—
LINKTONE LTD.

NON-GAAP RECONCILIATION

(In U.S. dollars, except share data)

¡¡		¡¡
—		—
¡¡		Three months ended			Nine months ended
—
¡¡	September 30,	June 30,	September 30,	September 30,	September 30,
—
	2006	2007	2007	2006	2007

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—	—	—	—	—	—
Net income/(loss)	962,562	(3,194,164)	(2,794,467)	6,388,956	(9,367,135)

Stock based compensation expense	401,526	335,375	341,918	1,085,037	1,020,906

Non-GAAP net income/(loss)	1,364,088	(2,858,789)	(2,452,549)	7,473,993	(8,346,229)

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡
—	—	—	—	—	—
Non-GAAP diluted earnings/(loss) per share	0.01	(0.01)	(0.01)	0.03	(0.03)

Non-GAAP diluted earnings/(loss) per ADS	0.05	(0.12)	(0.10)	0.28	(0.35)

Number of shares used in diluted per-share calculation	257,861,062	239,221,415	239,358,669	265,466,754	239,265,861

Number of ADSs used in diluted per-share calculation	25,786,106	23,922,142	23,935,867	26,546,675	23,926,586